16004184

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2015

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transaction period from _______ to _______.

Commission file number: 0-25756

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

IBERIABANK Corporation Retirement Savings Plan
(formerly, ISB Financial Corporation Profit Sharing Plan and Trust)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

As filed on June 28, 2016

IBERIABANK CORPORATION RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplementary Schedules

Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA, Retired
Roger E. Hussey, CPA, Retired

Shalee M. Landry, CPA

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
IBERIABANK Corporation Retirement Savings Plan
Lafayette, LA

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule of Assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of IBERIABANK Corporation Retirement Savings Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
June 27, 2016

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS — **DECEMBER 31, 2015 AND 2014**

	2015	2014
ASSETS		
Investments at fair value	$ 104,652,383	$ 95,648,982
Receivables:		
Notes Receivable from Participants	2,171,004	2,091,820
Dividends Receivable	113,510	111,024
TOTAL RECEIVABLES	2,284,514	2,202,844
TOTAL ASSETS	$ 106,936,897	$ 97,851,826
LIABILITIES		
Excess Contributions Payable	$ 116,611	$ 230,671
Dividends Payable	7,347	7,504
TOTAL LIABILITIES	123,958	238,175
NET ASSETS AVAILABLE FOR BENEFITS	$ 106,812,939	$ 97,613,651

The accompanying notes are an integral part of these financial statements.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014	
	2015	2014
ADDITIONS		
Investment Income:		
Net (depreciation) appreciation in fair value of investments	$ (4,080,319)	$ 4,213,191
Dividends and Other Income	895,538	872,532
Total Investment Income	(3,184,781)	5,085,723
Interest income on notes receivable from participants	90,523	84,885
Contributions:		
Employer	1,709,520	1,522,325
Participants	11,749,620	9,323,397
Rollovers	5,719,491	3,142,879
Total Contributions	19,178,631	13,988,601
TOTAL ADDITIONS	16,084,373	19,159,209
DEDUCTIONS		
Benefits paid to participants	6,833,927	6,716,209
Administrative Expenses	51,158	44,719
TOTAL DEDUCTIONS	6,885,085	6,760,928
NET INCREASE DURING YEAR	9,199,288	12,398,281
Transfers from Other Plans	0	35,211
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of Year	97,613,651	85,180,159
End of Year	$ 106,812,939	$ 97,613,651

The accompanying notes are an integral part of these financial statements.

NOTE 1 – PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan with an employee stock ownership plan ("ESOP") component covering employees age 18 or older of the participating employers. The participating employers, who are all members of a controlled group with IBERIABANK Corporation as parent corporation, include IBERIABANK, Iberia Financial Services, LLC, IBERIABANK Mortgage, Iberia Capital Partners, Lenders Title Company, American Abstract and Title Company and United Title of Louisiana. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with the applicable sections of the Internal Revenue Code.

Contributions

Participants may contribute up to 100 percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants who have attained age 50 before then end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions in various investment options offered by the plan. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. For the years ended December 31, 2015 and 2014, the employer matching contribution was 50% of the first 3% of participant contributions, with a maximum match of $1,500. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain IRS limitations. Effective January 1, 2014, the Plan instituted a qualified Roth Contribution Program which permits Roth after-tax, rollover and catch-up contributions.

Participant Accounts

Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and employer matching contributions, as well as allocations of (a) the employer's discretionary contribution, and (b) the earnings from the participant's investment accounts, and (c) forfeitures of terminated participants' non-vested accounts not otherwise allocated to employer contributions. Participant accounts are charged with an allocation of administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and in all dividends paid on employer securities. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service.

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

NOTE 1 – PLAN DESCRIPTION (Continued):

Notes Receivable from Participants

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from six months to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through bi-weekly payroll deductions.

Administration

The Plan is administered by the Plan Administration and Investment Committee, which is comprised of employees of IBERIABANK and IBERIABANK Corporation, who are appointed by the Board of the Bank. The trustee of the Plan is Principal Financial Group. Additional Plan information is provided to participants by the Company in the form of a Summary Plan Description.

Payment of Benefits

Participants with vested balances of greater than $5,000 upon termination of service due to death, disability, retirement or termination of employment may elect to receive a lump-sum distribution or annual installments as indicated in the plan document. Upon termination of service, a participant with a vested balance of less than $5,000 will receive a lump-sum amount equal to the vested value in his or her account as soon as administratively feasible after termination.

Forfeited Accounts

Forfeitures of employer contributions shall be used to reinstate previously forfeited account balances of former participants, to make up contributions for any eligible employees erroneously omitted from the plan, to offset employer contributions, to offset administrative costs or to allocate to participants in the same manner as employer contributions. At December 31, 2015 and 2014, there were no forfeited non-vested accounts. During 2015 and 2014, employer contributions were reduced by $310,680 and $99,913, respectively.

ESOP Features

Each participant is entitled to elect whether dividends shall be distributed to the participant or reinvested in Employer securities. Participants with stock retain voting rights with respect to Employer securities allocated to his or her account. Cash dividends paid on IBERIABANK Corporation common stock are 100% vested regardless of years of service performed.

Put Ownership

Under Federal income tax regulations, employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations includes a put option. The put option is the right to demand that the Company buy any shares of is stock from participants for which there is no market. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Recently Adopted Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("*ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965):* (Part I) Fully Benefit- Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient simplifying reporting and disclosure requirements for employee benefit plan financial statements. Part I relates to fully benefit-responsive investment contracts and is not applicable to the Plan. Part II relates to the disclosures of plan investments, eliminating the requirement to disclose individual investments that represent 5 percent or more of next assets available for benefits and the net appreciation or depreciation for investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 31, 2015, with early adoption permitted. Part II is to be applied retrospectively. Management has elected to adopt Part II early, which impacted Note 3 – Fair Value Measurements. There was no impact to the Statement of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits.

In May 2015, the Financial Accounting Standards Board issued *ASU 2015-7 Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share* removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The new guidance requires the Plan to continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent), but for which the practical expedient is not applied to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The Plan adopted this new guidance retrospectively, which impacted Note 3 – Fair Value Measurements. There was no impact to the Statement of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Excess Contributions Payable

Amounts paid to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. Excess contributions due to the Plan's failure to pass the Average Deferral Test amounting to $116,611 and $230,671 at December 31, 2015 and 2014, respectively, are recorded as a liability in the accompanying statement of net assets available for benefits. The Plan distributed the excess contributions before March 15 of the following Plan years.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in the net appreciation of fair value of investments.

Subsequent Events

The Plan has evaluated subsequent events through June 27, 2016, the date the financial statements were available to be issued.

NOTE 3 – FAIR VALUE MEASUREMENTS:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1– Inputs to the valuation methodology are quoted market prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted market prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs that are unobservable inputs for the asset or liability.

NOTE 3 – FAIR VALUE MEASUREMENTS (continued):

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common Stock and Mutual Funds

Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts

FASB ASC 820 allows the use of NAV per share as a practical measure to estimate the fair value of an investment as long as certain requirements are met. Investments in pooled separate accounts meet those requirements and reflect observable market information.

The fair values of participation units held in separate accounts are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. The investment objectives and underlying investments of the separate accounts vary, and are made up of a wide variety of underlying investments such as equities, preferred stock, bonds, real estate and mutual funds.

Stable value fund

The fair value of participation units in the stable value fund, a common collective investment trust, is based on net asset values ("NAV") of the fund as reported in the audited financial statements of the fund. The net asset value is used as the practical expedient to estimate fair value. This practical expedient would not be used if it is probable that the fund will sell the investment for an amount different from the reported net asset value. The objective of the fund is to provide preservation of capital, relatively stable returns and liquidity for participant payments.

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefit. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its calculation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair values as of December 31, 2015 and 2014, respectively:

	Fair Value Measurement Using:			
	Level 1	Level 2	Level 3	Total
December 31, 2015				
Mutual Funds	$ 7,225,713	$ -	$ -	$ 7,225,713
Common Stock				
Employer Security	18,431,674	-	-	18,431,674
Total assets in the fair value hierarchy	25,657,387	-	-	25,657,387
Investments measured at net asset value	-	-	-	78,994,996
Investments at fair value	$ 25,657,387	$ -	$ -	$ 104,652,383

NOTE 3 – FAIR VALUE MEASUREMENTS (continued):

	Fair Value Measurement Using:			
	Level 1	Level 2	Level 3	Total
December 31, 2014				
Mutual Funds	$ 6,770,266	$ -	$ -	6,770,266
Common Stock				
Employer Security	21,031,366	-	-	21,031,366
Total assets in the fair value hierarchy	27,801,632	-	-	27,801,632
Investments measured at net asset value	-	-	-	67,847,350
Investments at fair value	$ 27,801,632	$ -	$ -	$ 95,648,982

For years ended December 31, 2015 and 2014, there were no significant transfers between Level 1 and 2 and no transfers in or out of Level 3.

Fair Value of Investments that use the NAV Practical Expedient

The following table summarizes investments measured at fair value based on the NAV per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for the common collective trust; the redemption period is applicable only to the Plan.

	Fair Value Measurement Using:			
	Fair Value	Unfunded	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2015				
Pooled Separate Accounts	$ 70,302,971	n/a	Daily	1 day
Collective Investment Trust	8,692,025	n/a	Daily	12 months
Total	$ 78,994,996			

	Fair Value Measurement Using:			
	Fair Value	Unfunded	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2014				
Pooled Separate Accounts	$ 61,166,463	n/a	Daily	1 day
Collective Investment Trust	6,680,887	n/a	Daily	12 months
Total	$ 67,847,350			

NOTE 4 - ALLOCATED AMOUNTS:

At December 31, 2015 and 2014, there were no amounts allocable to participants who had elected to withdraw from the plan.

NOTE 5 – TAX STATUS:

The IRS has determined and informed the Company by a letter dated November 12, 2014, that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 7 – PARTIES-IN-INTEREST TRANSACTIONS:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the plan, the Employer and certain others. Certain plan investments are held in pooled separate accounts and a collective investment trust managed by Principal Financial Group. Principal is also the trustee as defined by the Plan and, therefore these transactions qualify as exempt party-in-interest transactions.

One of the investment options of the Plan is IBERIABANK Corporation common stock. As the Company is Plan Sponsor, transactions involving IBERIABANK Corporation common stock quality as party–in-interest transactions. At December 31, 2015 and 2014, the Plan held an aggregate of 334,695.37 and 324,307.89 shares of IBERIABANK Corporation common stock valued at $18,431,674 and $21,031,366, respectively. Dividends received on IBERIABANK Corporation stock were $448,942 and $438,036, respectively.

Participant loans are also considered party-in-interest investments.

Some of the Plan's administrative expenses other than loan fees paid by participants are paid by the Company. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services. IBERIABANK provides certain accounting and administrative services to the Plan for which no fees are charged.

NOTE 8 – CONCENTRATION OF INVESTMENTS:

The Plan's investment in the shares of IBERIABANK Corporation Common Stock represents approximately 17% and 22% of total Plan assets as of December 31, 2015 and 2014, respectively.

The Company is a Louisiana corporation that serves as a bank holding company for IBERIABANK, Iberia Capital Partners and Lenders Title Company. Through the Subsidiaries, the Company offers commercial and retail products and services to customers throughout South Central and South stern United States.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of employer securities and certain investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 10 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	
	2015	2014
Net Assets Available for benefits per the financial statements	$ 106,812,939	$ 97,613,651
Adjustment from net asset value practical expedient to fair value for investment in common collective trust using fund's audited financial statements	22,906	70,995
Net assets available for benefits per Form 5500	$ 106,835,845	$ 97,684,646

	December 31,	
	2014	2013
Net Increase per the financial statements	$ 9,199,288	$ 12.398,281
Adjustment for investment income reported for investment in common collective trust	(48,089)	30,939
Net Income per Form 5500	$ 9,151,199	$ 12,429,220

SUPPLEMENTAL SCHEDULE

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
*	Participant Loans	Notes Receivable, ranging from interest rates of 4.25% to 5.25% and maturities of one to thirty years		$-0-	$2,171,004
*	IBERIABANK Corporation	334,695.37	Shares Common Stock		18,431,674
*	Principal Stable Value Sig Fund Morley Financial Services	459,109.12	Shares		8,714,931
*	Principal Bond & Mtg Sep Acct Principal Global Investors	2,348.72	Shares		2,625,072
*	Principal Lifetime 2010 Sep Acct Multiple Sub-Advisors	109,955.13	Shares		2,246,553
*	Principal Lifetime 2020 Sep Acct Multiple Sub-Advisors	471,863.92	Shares		10,533,231
*	Principal Lifetime 2030 Sep Acct Multiple Sub-Advisors	689,385.54	Shares		15,651,760
*	Principal Lifetime 2040 Sep Acct Multiple Sub-Advisors	375,535.63	Shares		8,764,105
*	Principal Lifetime 2050 Sep Acct Multiple Sub-Advisors	193,523.25	Shares		4,400,063
*	Principal Lifetime 2060 Sep Acct Multiple Sub-Advisors	17,231.43	Shares		215,893
*	Principal Lifetime Str Inc Sep Acct Multiple Sub-Advisors	20,759.02	Shares		389,266
	MidCap Value I Sep Acct Goldman Sachs/LA Capital Mgmt	33,480.07	Shares		1,952,568
*	Principal Smcap S&P 600 Index Sep Acct Principal Global Investors	84,023.56	Shares		3,550,484
*	Principal Midcap S&P 400 Index Sep Acct Principal Global Investors	61,827.78	Shares		2,530,181

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) **DECEMBER 31, 2015**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Small Cap Value A Fund Goldman Sachs/Asset Mgmt	23,254.33	Shares		1,087,140
	Large Cap Growth Sep Acct. T. Rowe Price/Brown Advisory	249,052.62	Shares		5,125,714
*	Principal Lgcap S&P 500 Index Sep Acct Principal Global Investors	61,593.70	Shares		5,692,995
*	Principal Diversified Intl Sep Acct Principal Global Investors	32,129.73	Shares		2,246,677
*	Principal US Property Sep Acct Principal Real Estate Investors	3,279.63	Shares		3,032,049
*	Principal Intl Emerging Mkts Sep Acct Principal Global Investors	29,398.14	Shares		1,346,360
	Victory Munder Mid-Cap Core Growth	33,875.13	Shares		1,201,551
	MFS Value R3 Fund	130,681.57	Shares		4,271,981
	Small Cap Growth A Fund Eagle Asset Management	13,522.60	Shares		665,041
	Totals				$106,846,293

* Denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the IBERIABANK Corporation Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 28, 2016

By: /s/ Greg Rizzuto
Name: Greg Rizzuto
Title: Chairman of the Plan Administration and Investment Committee

EXHIBIT INDEX

TO

FORM 11-K FOR

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Castaing, Hussey & Lolan, LLC dated June 27, 2016

Castaing
Hussey &
Lolan, LLC
Certified Public Accountants

EXHIBIT 23.1

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA
Shalee M. Landry, CPA

Charles E. Castaing, CPA, Retired
Roger E. Hussey, CPA, Retired

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As an independent registered public accounting firm, we hereby consent to the use in this Form 11-K of our report dated June 27, 2016 and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statements on Form S-8 (File No. 333-79811 and 333-135359).

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana
June 27, 2016

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com